Via Facsimile and U.S. Mail
Mail Stop 4720

November 12, 2009

Frederick H. Eppinger, Jr.,
President, Chief Executive Officer and Director
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

  Re: The Hanover Insurance Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     File No. 001-13754

Dear Mr. Eppinger:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         Jeffrey Riedler
         Assistant Director